UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70829

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vest Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8350 Broad Street Suite 240
(No. and Street)

McLean	VA	22101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Portwood	404-317-4781	bportwood@vestfin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – If individual, state last, first, and middle name)

2700 Ygnacio Valley Road Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Karan Sood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vest Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title:
CEO

____
Notary Public

EDWARD RICHARD CUNNINGHAM
NOTARY PUBLIC
REGISTRATION # 8030490
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES 07/31/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VEST SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

VEST SECURITIES, LLC
FINANCIAL STATEMENTS
PERIOD ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vest Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vest Securities, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vest Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vest Securities, LLC's management. Our responsibility is to express an opinion on Vest Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information entitled Schedule I – Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Vest Securities, LLC's financial statements. The supplemental information is the responsibility of Vest Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY COROPRATION
We have served as Vest Securities, LLC's auditor since 2022.
Walnut Creek, California
February 27, 2024

VEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Current assets:	
Cash	$ 80,638
Prepaid expenses	5,969
Total assets	$ 86,607

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses and liabilities	$ 4,986
Total Liabilities	4,986
Member's equity	81,621
Total liabilities and member's equity	$ 86,607

The accompanying notes are an integral part of these financial statements.

VEST SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues	$ 0
Operating expenses	
Salaries and benefits	$67,903
Professional fees	49,046
Rent	20,826
Regulatory expenses	11,647
Travel and entertainment	9,104
Technology	4,058
Training and education	1,564
Insurance	1,527
Bank charges	1,181
Other expenses	677
Total operating expenses	$167,533
Net loss	($167,533)

The accompanying notes are an integral part of these financial statements.

VEST SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Member's equity as of December 31, 2022	$60,426
Net loss	(167,533)
Member contributions	188,728
Member's equity as of December 31, 2023	$81,621

The accompanying notes are an integral part of these financial statements.

VEST SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:	
Net loss	$(167,533)
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(122)
Accounts expenses and payroll liabilities	4,840
Net cash used by operating activities	(162,815)
Cash flows from investing activities:	
Net cash used by investing activities	0
Cash flows from financing activities:	
Parent Contributions	188,729
Net cash provided from financing activities	188,729
Net change in cash	25,914
Cash at beginning of period – December 31, 2022	54,724
Cash at end of period – December 31, 2023	$ 80,638

Supplemental Information

Taxes paid	$ -
Interest paid	$ -

The accompanying notes are an integral part of these financial statements.

1. Nature of Company and Summary of Significant Accounting Policies

Business Description

Vest Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited liability company organized under the laws of the State of Delaware. The Company offers wholesaling services for various securities products, predominantly investment company products.

Basis of Accounting

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, elected to be taxed under Subchapter S, of the Internal Revenue Code for federal income tax purposes. Under the provisions of Subchapter S, the Corporation does not pay federal corporate income taxes on its taxable income. Corporate income or loss of any tax credits earned are included in the parent company income tax returns.

Revenue Recognition

The Company did not have revenue in 2023.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Subsequent Events

ASC 855 Subsequent Events sets forth general accounting and disclosure requirements for events that occur subsequent to the balance sheet date but before the company's financial statements are issued. We have evaluated events through the date of the Report of Independent Registered Public Accounting Firm which the financial statements were available to be issued and have determined there were no additional, material subsequent events to disclose.

2. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $75,652 at December 31, 2023, which exceeded required net capital of $5,000 by $70,652. The ratio of aggregate indebtedness to net capital at December 31, 2023 was .0659 to 1.

3. Concentration of Credit Risk

<u>Cash</u>

At all times during the year, the Company had cash balances in financial institutions that were under Federal depository insurance limits of $250,000.

4. Related Parties

The Company has an Expense Sharing Agreement with its parent company, Cboe Vest Group, Inc.(now known as Vest Group, Inc.). The Company recorded non-cash expenses under the Expense Sharing Agreement of $88,729 in 2023.

5. Commitments and Contingencies

At December 31, 2023, the Company did not have any commitments or contingencies to report.

VEST SECURITIES, LLC

SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2023

SCHEDULE I

VEST SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

AS OF DECEMBER 31, 2023

Total ownership equity from statement of financial condition	$ 81,621
Total nonallowable assets from statement of financial condition	5,969
Net capital before haircuts on securities positions	75,652
Haircuts on securities	-
Net capital	$ 75,652
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 4,986
Total aggregate indebtedness	$ 4,986
Percentage of aggregate indebtedness to net capital	6.59%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	$ 332
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 70,652
Excess net capital at 120% of minimum requirement	$ 69,652

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17 A-5 filed as of December 31, 2023.

SCHEDULE II

VEST SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vest Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vest Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5; (3) the Company represents that it provides wholesaling services to managers and issuers of securities, it does not engage in activities that would otherwise preclude reliance on Footnote 74; (4) the does not, and will not, hold customer funds or securities, carry customer accounts, and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not hold carry customer accounts of or for customers; and did not carry PAB accounts (as defined in SEC Rule 15c3-3); and (5) the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Vest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2024

Vest Securities, LLC
Exemption Report
December 31, 2023

Vest Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company is not claiming an exemption under paragraph(k) of 17 C.F.R. §240.15c3-3.
- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-30073 adopting amendments to 17 C.F.R. §240.17a-5.
- The Company represents that it provides wholesaling services to managers and issuers of securities. It does not engage in activities that would otherwise preclude reliance on Footnote 74.
- The Company does not, and will not, hold customer funds or securities, carry customer accounts, and did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not hold carry customer accounts of or for customers; and did not carry PAB accounts (as defined in SEC Rule 15c3-3).
- The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Karan Sood, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Karan Sood, CEO